№ 82-5798

CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-15/246 date 1. 09. 04 pages incl. cover

04036709

Securities and Exchange Commission
Office of International Finance
Corporate Finance Division
450 Fifth Street, NW
Washington, DC 20549-1044, USA

Dear Sirs!

Pursuant to Depositary Agreement of September 4, 2001 as revised and amended on December 10, 2001, JSC CenterTelecom is duly submitting to the US Securities and Exchange Commission the following public reports and documents (see enclosures) required in accordance with the Russian Law or stipulated otherwise, according to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

1. Notices of material facts:
   Information about accrued and/or paid income on the securities of the issuer; information on timeframe for meeting by the issuer of its obligations towards owners of securities (2 instances).
2. Financial results of CenterTelecom for 1H2004.
3. Commencement of placement of issued securities.
4. Notice of decision on the bond acquisition by the issuer.
5. Placement of series 04 bond issue of the Company.

SUPPL

Yours sincerely,

General Director R. Amaryan

DLW 9/9

82-5198

CENTER TELECOM

NOTICE OF COMPLETION OF PLACEMENT OF A SECURITIES ISSUE

1. Full and abbreviated names of the issuer specifying its organizational-legal form: ***Joint-Stock Central Telecommunication Company***, **JSC CenterTelecom**

2. Domicile address of the issuer: ***23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russian Federation***

3. Website used by the issuer for publishing notices containing information to be disclosed at the stages of issuing securities: **www.centertelecom.ru/index.html?d=64**

4. Regularly published printed publication(s) used by the issuer for publishing notices containing information to be disclosed at the stages of issuing securities: ***Rossiiskaya Gazeta (the Russian Daily), Supplement to the FSFM Herald***

5. Information about placed securities:

Type, category, series and other identifications of the securities being placed: ***interest-bearing documentary non-convertible series 04 bearer bonds to be centrally kept with a custodian (the "Bonds")***

State registration number of the securities issue: ***4-19-00194-A***

Date of the state registration: ***June 29, 2004***

State registration authorities that performed the state registration of the securities issue: ***Federal Service for Financial Markets***

Nominal value of each of the placed bond: ***RUR1,000 (one thousand roubles)***

Mode of placement of the securities: ***public subscription***

Maturity: ***the Bonds shall be redeemed at the face value on the 1830th (one thousand eight hundred and thirtieth) day from the Bond placement start date.***

6. Securities placement start date: ***August 17, 2004***

7. Actual date of the bond placement end: ***August 31, 2004***

8. Quantity and percentage of the actually placed bonds: ***5,622,595 (five million six hundred and twenty two thousands five hundred and ninety five) bonds, (80.32 % of the total volume of the issue);***

form of payment: ***The Bonds shall be paid for in cash funds by bank transfers in the local currency of the Russian Federation***

9. Actual placement price and quantity of bonds placed at the each placement prices:

100 (one hundred) per cent of the face value of the bonds – RUR1,000 (one thousand Russian roubles) per bond;

all in all 5,622,595 (five million six hundred and twenty two thousands five hundred and ninety five) bonds were placed at the price of RUR1,000 per bond.

10. Information on related party transactions and on major deals conducted by the issuer in the context of issuing the securities, and on approvals of such deals by an authorized governing body of the issuer or lack of approvals:

No major deals conducted in the context of the bond issue

Related party transactions conducted in the context of the bond issue:

1) Subject-matter of the transaction: ***placement of interest-bearing documentary non-convertible series 04 bearer bonds of JSC CenterTelecom, the state registration number of the issue is 4-19-00194-A of June 29, 2004 (henceforth the "Bonds"), being placed based on and pursuant to the Decision on the Bond Issue approved by the Board of Directors of JSC CenterTelecom on April 28, 2004, Minutes #33 of May 5, 2004 (The Decision on the Bond issue), by public subscription in the securities market section of MICEX in favor of JSC RTN.***

The parties to the transaction: ***JSC CenterTelecom (the Seller) and JSC RTN (the Buyer).***

The bond placement price: ***RUR1,000 per bond. Starting from the 2nd (the second) day of the Bond placement the accrued interest (coupon) on the Bonds shall also be paid when making a bond purchase-sale deal, the interest to be calculated according to the Decision on the Bond Issue;***

Quantity of bonds placed by **JSC RTN**: ***600,000 (six hundred thousand) bonds;***

Face value of each placed bond: ***RUR1,000***;

Maturity of the Bonds: ***the Bonds shall be redeemed at the face value on the 1830th (one thousand eight hundred and thirtieth) day from the Bond placement start date***

The value of the deal in monetary terms: ***RUR600,000,000 (six million Russian roubles);***

The issuer's governing body which made the decision to approve the transaction: ***the Board of Directors of Joint-Stock Central Telecommunication Company***

Date of passing the relevant resolution (the date and number of the Minutes): ***Resolution of the Board of Directors of August 9, 2004, Minutes #5 dated August 10, 2004.***

Other essential conditions of the transaction:

Other placement terms and conditions, negotiating and repayment of the Bonds, and the amount, timelines and arrangements of bond income payments are set forth according to the Decision on the Bond Issue.

2) Subject-matter of the transaction: ***placement of interest-bearing documentary non-convertible series 04 bearer bonds of JSC CenterTelecom, the state registration number of the issue is 4-19-00194-A of June 29, 2004 (henceforth the "Bonds"), being placed based on and pursuant to the Decision on the bond issue approved by the board of Directors of JSC CenterTelecom on April 28, 2004, Minutes #33 of May 5, 2004 (The Decision on the Bond issue), by public subscription in the securities market section of MICEX in favor of Private JSC CentralTelecomService.***

The parties to the transaction: ***JSC CenterTelecom (the Seller) and Private JSC CenterTelecomService (the Buyer).***

The bond placement price: ***RUR1,000 per bond. Starting from the 2nd (the second) day of the Bond placement the accrued interest (coupon) on the Bonds shall also be paid when making a bond purchase-sale deal, the interest to be calculated according to the Decision on the Bond Issue;***

Quantity of bonds placed by ***Private JSC CenterTelecomService***: ***449,834 four hundred and forty nine thousand eight hundred and thirty four) bonds;***

Face value of each placed bond: ***RUR1,000***;

Maturity of the Bonds: ***the Bonds shall be redeemed at the face value on the 1830th (one thousand eight hundred and thirtieth) day from the Bond placement start date***

The value of the deal in monetary terms: ***RUR450,175,873.84 (four hundred and fifty million one hundred and seventy five thousand eight hundred and seventy three roubles and eighty four copecks), including the accrued income on the Bonds calculated according to the Decision on the Bond Issue;***

The issuer's governing body which made the decision to approve the transaction: ***the Board of Directors of Joint-Stock Central Telecommunication Company***

Date of passing the relevant resolution (the date and number of the Minutes): ***Resolution of the Board of Directors of August 9, 2004, Minutes #5 dated August 10, 2004.***

Other essential conditions of the transaction:

Other placement terms and conditions, negotiating and repayment of the Bonds, and the amount, timelines and arrangements of bond income payments are set forth according to the Decision on the Bond Issue.

R. Amaryan
General Director
Joint-Stock Central Telecommunication Company *Seal*
Date: August 31, 2004

CENTERTELECOM

CENTERTELECOM SUCCESSFULLY PLACES SERIES 04 BOND ISSUE

Joint-Stock Central Telecommunication Company announces that on August 17, 2004 an auction to determine the interest rate (coupon) of the fourth bond issue was held on Moscow Interbank Currency Exchange (MICEX).

Upon the auction results the first coupon interest rate was set at 13.8% p.a. resulting in effective yield to offer at 14.3% p.a.

On the first day of placement (August 17, 2004) bonds totaling RUR4,682,284 thousand were successfully placed.

JSC CenterTelecom is satisfied with the placement outcome, as the amount of raised funds quite sufficiently covers the current issuer's requirements for debt financing, following a revision of the investment program, and due to partial financing of the investment program available through cash flow generated by a hike in tariffs for fixed telecommunications service pursuant to a decision of the Russian government.

JSC CenterTelecom believes that despite a complicated situation on the market, affected by a seasonal lull in business activity and aggravated by implications of the bank crisis investors felt very positive about CenterTelecom's credit quality. The conclusion is corroborated by a wider investor base involved in the auction, significant demand both during the auction and additional placement on the auction day, as well as by the willingness of the vast majority of investors to acquire bonds with the yield offered by JSC CenterTelecom.

CenterTelecom's series 04 bond issue currently being placed is one of the largest bond issues in the history of the Russian market, and the largest issue ever placed by a telecommunications company.

Owing to the placement of this bond issue JSC CenterTelecom intends to improve its debt liabilities structure, making significantly longer their maturity profile and transferring substantial part of debt into public domain thus reducing the issuer dependence on a limited number of creditors.

The lead arranger and lead underwriter of the issue is ROSBANK;

Co-arrangers and co-underwriters are Troyka-Dialog, Promsvyazbank, Bank Soyuz, Guta-Bank and Svyazbank.

Co-underwriters are Bank Zenit, Veb-Invest Bank, Moscow International Bank and Gasprombank.

N82-5198

CENTER TELECOM

NOTICE
OF STARTING PLACEMENT OF ISSUED SECURITIES

1. Full corporate name of the issuer specifying its organizational-legal form: **Joint-Stock Central Telecommunication Company**

2. The issuer domicile: **23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia**

3. Internet page address where the issuer publishes notices containing information to be disclosed at the stages of a securities issue: **http://www.centertelecom.ru/index.html?d=64;**

4. Name of a regularly issued printed publication(s) to publish notices containing information to be disclosed at the stages of a securities issue: **Russian daily Rossiiskaya Gazeta, Supplement to FSFM Herald**

5. Information on securities being placed:

Type, category, series and other identifications of the securities being placed: **interest-bearing documentary non-convertible series 04 bearer bonds to be centrally kept with a custodian (the "Bonds")**

State registration number of the securities issue: **4-19-00194-A**

Date of the state registration: **June 29, 2004**

State registration authorities that performed the state registration of the securities issue: **Federal Service for Financial Markets**

Quantity of securities being placed and the nominal value of each piece of securities to be placed: **7,000,000 (seven million) pieces, with the nominal value of RUR1,000 (one thousand roubles) each**

The total value of the issue at the face value: **RUR7,000,000,000 (seven billion roubles)**

Mode of placement of the securities: **public subscription**

Maturity: **the Bonds shall be redeemed at the face value on the 1830th (one thousand eight hundred and thirtieth) day from the Bond placement start date.**

Placement price of the Bonds or the method to determine it:

The placement price of the Bonds on the first and subsequent days of the placement is set at 100% (one hundred percent) of the nominal value of the Bonds (RUR1,000 per Bond).

Starting from the 2nd (the second) day of the Bond placement a bond buyer when making the purchase-sale deal of the Bonds shall also pay the accrued interest (coupon) on the Bonds, calculated from the Bond placement start date pursuant to Par. 15 of the Decision on the securities issue and Par. 2.6 of the Bond Issue Prospectus.

6. Securities placement start date: **August 17, 2004**

7. **The placement date may be changed subject to publishing notice of this by newslines and on the Internet page not later than 1 day before making public the placement start date in this notice.**

8. Placement end date or the method to determine it:

The placement end date shall be one the following dates, whichever is earlier: a) the 10th (the tenth) business day from the Bond placement start day, or b) the date of placement of the last Bond of the issue.

R. Amaryan
General Director
Joint-Stock Central Telecommunication Company, *Seal*
August 10, 2004

N 82-5798

CENTERTELECOM

RECEIVED
2004 SEP -8 A 10:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notice of material facts

INFORMATION ON THE EARNED AND (OR) PAID OUT INCOME ON THE ISSUER'S SECURITIES, INFORMATION ON THE DATES TO MEET THE ISSUER'S OBLIGATIONS TOWARDS HOLDERS OF ITS SECURITIES

Full corporate name of the issuer: ***Joint-Stock Central Telecommunication Company***

Location of the registered office: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

INN of the issuer: ***5000000970***

Unique code of the issuer: ***00194-A***

Code of the material facts: ***0600194A09082004, 0900194A09082004***

Website where notices of material facts are posted: http://www.centertelecom.ru/index.html?d=64

Name of a regularly issued printed publication to publish notices of material facts: ***Supplement to FSFM Herald, Russian daily Rossiiskaya Gazeta***

Type, category (class), series and other identifications of the securities: ***preference registered book-entry Class A shares***

State registration number of the issue: ***2-03-00194-A***

Date of the issue state registration: ***October 19, 2001***

Registration authority performing the state registration of the share issue: ***Federal Commission for Securities Market (FCSM)***

The Company's governing body which passed resolution on making dividend payments on the issuer's shares, the date of passing the decision and date of the minutes of the meeting of the said governing body of the issuer at which the resolution was passed: ***annual general meeting of shareholders, held on June 11, 2004; minutes dated June 11, 2004.***

The essence of the issuer obligations: ***making dividend payments on preference registered book-entry Class A shares***

Total amount of dividends allocated for shares of the issuer of a certain type (class), and the dividend amount per share of the same type (class A): ***total amount of dividend accrued on preference Class A share is RUR150,256,161.518164; RUR0.285662 accrued per preference Class A share***

Form of making dividend payments: ***cash funds***

Date on which the obligations of the issuer to make dividend payments on preference registered book-entry Class A shares should be met: ***August 9, 2004***

Total amount of dividend paid out on preference registered book-entry Class A shares: ***RUR91,074,753.75***

The established fact of meeting by the issuer of its obligation: ***the obligation of the issuer is fulfilled except the following cases for which the Company bears no responsibility pursuant to the Regulations on the dividend policies of the Company approved by a resolution of CenterTelecom's Board of Directors on June 10, 2004***

The reason for non-fulfillment:

1. Shareholders failed to receive dividends totaling RUR59,181,409.53 due to:

- ***RUR48,400,771.64 were not received based on requests in writing filed by shareholders-legal entities-residents of the RF to suspend making dividend payments;***
- ***RUR9,312,649.59 were not received by shareholders who identified mode of payment "cash" in the applicable registered person's form, but failed to turn up for receiving the dividends;***
- ***RUR1,467,988.3 were not received due to incorrect personal/bank data recorded in the register of shareholders.***

2. Cash funds are allocated in full to meet dividend payment obligations.

R. Amaryan,
General Director
Central Telecommunication Company *Seal* *Date: August 9, 2004*

N 82-5798

Company news

CenterTelecom released its 1H 2004 results

Moscow, Aug 2, 2004 – CenterTelecom (RTS: ESMO, ESMOP; OTC: CRMUY), a major fixed telecom services company, released today its 1H 2004 financial results to RAS.
1H KPI:

- Sales -
  RUR 11 803 M, including 5 985.6 M in Q2
- Sales margin -
  RUR 2 169.1 M, including 1 129.2 M in Q2
- Maintenance expense –
  RUR 9 634.3 M, including 4 856.4 M in Q2
- Net income (loss) –
  RUR (22.8) M, including 54.5 M in Q2

In 1H sales grew 26.7% y-o-y.
The company's income from core activities has increased and costs have decreased as compared to projected. The company's management is satisfied with the results.

02.08.2004

82 - 5798

CENTER TELECOM

NOTICE OF MATERIAL FACTS
INFORMATION ON EARNED AND (OR) PAID OUT INCOME ON THE SECURITIES OF THE ISSUER
INFORMATION ON DATES FOR MEETING BY THE ISSUER OF ITS OBLIGATIONS TOWARD OWNERS OF SECURITIES

1. Full corporate name of the issuer specifying organizational-legal form: **Joint-Stock Central Telecommunication Company**

2. Location of the registered office: **23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia**

3. Taxpayer identification number assigned to the issuer by tax authorities (INN): **5000000970**

4. Unique identification code of the issuer, assigned by registration body: **00194-A**

5. Code of the material fact: **0600194A17082004; 0900194A17082004**

6. Website where notices of material facts are posted: **www.centertelecom.ru/index.html?d=64**

7. Name of regularly issued printed publications to publish notices of material facts: **Rossiiskaya Gazeta (The Russian Daily) Supplement to FSFM Herald**

8. Type, category (class), series and other identifications of the securities: **interest bearing documentary nonconvertible series 04 bearer bonds to be centrally kept with a custodian (henceforth "the bonds")**

9. State registration number of the bond issue, date of the state registration: **4-19-00194-A, June 29, 2004**

10. State registration authority performing the state registration of the bond issue: **Federal Service for Financial Markets (FSFM)**

11. The essence of the issuer's obligation: **making a decision on the coupon (interest rate) on the first coupon attached to the Bonds.**

The issuer governing body which passed a decision to determine of the first coupon interest rate of the Bonds: **The first coupon interest rate is to be determined according to the Decision on the bond issue (the state registration number 4-19-00194-A of June 29, 2004), approved by the Board of Directors of JSC CenterTelecom on April 28, 2004; Meeting minutes #33 of May 5, 2004. The first coupon interest rate of 13.8 % p.a. is approved by CenterTelecom's General Director Mr. R. Amaryan on August 17, 2004, Order #372.**

In accordance with the Decision on the bond issue the interest rate on coupons from the 2nd through 10th is set equal to that of the first coupon.

Date on which the obligation should be fulfilled: **August 17, 2004**

Actual fulfillment of the obligation: **the obligation is fulfilled**

12. Total amount of interest payments and (or) other yield payable on the issuer bonds of a certain issue (series), and (or) interest amount or other income payable per bond of the issuer of a certain issue (series):

Total amount of income on the first coupon payable on the Bonds is RUR484,330,000 (four hundred and eighty four million three hundred and thirty thousand roubles); the first coupon payable per bond of the issue is RUR69.19 (sixty nine roubles and nineteen copecks).

13. Form of making coupon payments on the securities issued by the issuer: **in the local currency of the Russian Federation by bank remittance**

14. Date when the issuer's obligations to pay income on securities of the issuer shall be met:

Date when obligations to pay income on the first coupon shall be met: February 16, 2005

15. Total amount of interest payment and (or) other income paid on the issuer bonds of a certain issue (series): **RUR0**

R. Amaryan
General Director
Joint-Stock Central Telecommunication Company

Date: August 17, 2004

CENTERTELECOM

NOTICE OF A PASSED DECISION TO PURCHASE BONDS BY THE ISSUER

Full corporate name of the issuer: ***Joint-Stock Central Telecommunication Company***

The issuer domicile: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

Taxpayer identification number assigned to the issuer by tax authorities: ***5000000970***

Unique code of he issuer assigned by registration authorities: ***00194-A***

Internet page address where the issuer publishes the notice of a passed decision to purchase: ***http://www.centertelecom.ru/index.html?d=64***

Date of the issuer's Board of Directors meeting at which the decision to purchase bonds of the relevant issue was passed: ***August 9, 2004***

Date of compiling and number of the minutes of the meeting of the issuer's Board of Directors at which the decision to purchase bonds of the relevant issue was passed: ***August 10, 2004; Minutes #5***

Series and type of the bonds: ***interest-bearing documentary non-convertible series 04 bearer bonds to be centrally kept with a custodian (the "Bonds")***

State registration number and date of the state registration of the bond issue: ***4-19-00194-A of June 29, 2004***

Quantity of bonds to be purchased: ***7,000,000 (seven million) bonds***

Period within which a bond owner is entitled to file with the issuer's Agent a notice in writing advising the issuer of the intention to sell to the issuer a certain number of bonds subject to terms and conditions set out in the issuer's decision to purchase bonds and published in the notice of the Bonds purchase (put period for the bonds according to the Offer): ***the period of time starting at 10.00 am local Moscow time on the 793rd day from the start of the bond placement (or on the first business day after the 793rd day from the start of the bond placement, in the event that the 793rd day from the start of the bond placement is a public holiday or weekend) and lasting until 5.00 pm local Moscow time on the 814th day from the start of the bond placement (or on the first business day after the 814th day from the start of the bond placement, in the event that the 814th day from the start of the bond placement is a public holiday or weekend) consisting of business day only***

Start date of purchasing the Bonds of the issue by the issuer:

One of the following dates:

- ***Date of the Event – the 821st day the bond placement start day***
- ***the first business day after the Date of the Event if the latter falls on a public holiday or weekend***

End date of purchasing the Bonds of the issue by the issuer: ***coincides with the start date of purchasing the Bonds of the issue by the issuer***

Purchase price of the Bonds of the issue or procedure to determine the same: ***defined as the sum of the following two values:***

1. ***100% (one hundred percent) of the Bonds face value, and***
2. ***accrued coupon income on the Bonds calculated at the purchasing date under the Offer according to the procedure set out in the Decision on the bond issue and Prospectus of Securities issue, approved by the Board of Directors of JSC CenterTelecom on April 28, 2004, Minutes #33 of May 5, 2004***

Procedure of purchasing the Bonds of the issue: ***pursuant to arrangements set out in the Public irrevocable offer of Joint-Stock Central Telecommunication Company, as shown below.***

Due date and form of payment: ***if Bonds are purchased subject to terms and conditions of the Offer the Bonds shall be repaid in cash funds by a bank transfer in the currency of the Russian Federation pursuant to settlement rules of the Securities Section of the Private JSC MICEX***

Name of the Agent appointed by the issuer for buying the repurchased Bonds, its location, identification data of licenses of a professional securities market participant:

Full and abbreviated name: ***Joint-Stock Commercial bank ROSBANK (Public Joint-Stock Company), JSC ACB ROSBANK***

INN: ***7730060164***

Location: ***11 Mashi Poryvaevoy Street, Moscow, 107078, Russia***

Mailing address: ***11 Mashi Poryvaevoy Street, Moscow, 107078, Russia***

License number: ***#177-05721-100000 to carry out broker activities***
Issued: ***November 6, 2001***
Valid until: ***unlimited validity term***
Licensing authorities: ***FCSM of Russia***

R. Amaryan
General Director
Joint-Stock Central Telecommunication Company
Date: August 10, 2004 *Seal*

Public irrevocable offer
of Joint-Stock Central Telecommunication Company

Joint-Stock Central Telecommunication Company (hereinafter the "Issuer") irrevocably undertakes to purchase through Joint-Stock Commercial bank ROSBANK (Public Joint-Stock Company), located at 11 Mashi Poryvaevoy Street, Moscow, 107078, Russia, mailing address: 11 Mashi Poryvaevoy Street, Moscow, 107078, Russia, license to carry broker activities #177-05721-100000, issued November 6, 2001 by FCSM for an unlimited term (hereinafter the "Bond Purchase Agent") interest bearing documentary nonconvertible series 04 bearer bonds kept centrally by a custodian, the bond issue state registration number 4-19-00194-A of June 29, 2004, the bond nominal value is RUR1,000 (one thousand roubles), in the volume of up to 7,000,000 (seven million bonds) inclusively (the "Bonds"), from any rightful owner of Bonds pursuant to this offer (the "Offer").

Terms and definitions

Date of the Event – the 821st day as of the Bond placement start date
Date of Purchase under the Offer: one of the following dates:

- the Date of the Event , if it is a business day;
- the first business day after the Date of the Event if the latter falls on a public holiday or weekend.

Period within which a bond owner is entitled to file with the issuer's Agent a notice in writing advising the issuer of the intention to sell to the issuer a certain number of bonds subject to terms and conditions set out in the issuer decision to purchase bonds and published in the notice of the Bonds purchase (the Bond Put Period): **the period of time starting at 10.00 am local Moscow time on the 793rd day from the start of the bond placement (or on the first business day after the 793rd day from the start of the bond placement, in the event that the 793rd day from the start of the bond placement is a public holiday or weekend) and lasting until 5.00 pm local Moscow time on the 814th day from the start of the bond placement (or on the first business day after the 814th day from the start of the bond placement, in the event that the 814th day from the start of the bond placement is a public holiday or weekend)** consisting of business day only.

1. Offer acceptance.

The Offer shall be deemed accepted by an owner of the Bonds if the following two conditions are met:
a) during the Bond Put Period under the Offer the Bond Purchase Agent received from a Bond owner notice in writing advising of his/her intention to sell a certain quantity of Bonds subject to terms and conditions set forth in this Offer (the "Notice"). The Notice shall be duly signed by the Bond owner or by a person duly authorized by the Bond owner, and contain the following language:
"Hereby, ____________________ *(given name, surname of the Bond owner who is a natural person; or the full corporate name of the Bond owner if it is a legal entity),* assigned with INN (taxpayer identification number) ____________, is advising of the intention to sell ________ (quantity of Bonds to be sold) interest-bearing documentary non-convertible series 04 bearer bonds issued by Joint-Stock Central Telecommunication Company with a nominal value of RUR1,000 (one thousand roubles) each, centrally kept by a custodian, the bond issue state registration number 4-19-00194-A of June 29, 2004, according to terms and conditions set forth in the Public irrevocable offer of Joint-Stock Central Telecommunication Company, approved by the Board of Directors of JSC CenterTelecom on August 9, 2004, the Board meeting minutes #5 of August 10, 2004.

Name of a member of the securities market section of Private JSC MICEX, which on a commission and at the expense of the Bond owner will put a specific offer of sale of a certain number of the Bonds on the Purchase Date under the Offer in the trading system of the securities section of Private JSC MICEX: ______________________ *(for a Bond owner which is not a member of the securities market section of Private JSC MICEX).*

Notice given by a Bond owner – legal entity shall bear its seal.

The Notice can be submitted to the Bond Purchase Agent to Securities transaction department in person, through an authorized representative having a Power of Attorney, or by courrier service to the following address: 11 Mashi Poryvaevoy Street, Moscow, 107078, Russia, or by a facsimile message at: (+7 095) 725 24 05.

b) After the Notice was given by a Bond owner – a member of the securities market section of Private JSC MICEX, or a member of the securities market section acting on behalf and at the expense of a Bond owner which is not a member of the securities market section of Private JSC MICEX, on the Bond Purchase date pursuant to the Offer, a specified sale offer (the "Sale Offer") to sell a specified number of the Bonds was filed with the trading system of the securities market section of Private JSC MICEX (hereinafter the "Section" and "MICEX" respectively) pursuant to the trading rules applicable for securities trading on MICEX and other internal documents of MICEX regulating the Section operations (the "Section Rules") addressed to the Bond Purchase Agent and quoting the price, defined in Par. 2 of this Offer, and T0 settlement code of.

The Sale Offer shall be put from **11.00 till 13.00 local Moscow time on the Bond Purchase date under the Offer.** The quantity of bonds specified in the Sale Offer shall not exceed the quantity of bonds specified in the Notice.

An excerpt from trading statement compiled according to the relevant Annex to the Section Rules shall be deemed satisfactory evidence of filing the Sale Offer pursuant to terms and conditions of the Bond Purchase.

Meeting the conditions of items a) and b) in Par. 1 hereof signifies the acceptance of this Offer in respect of the certain quantity of the Bonds specified in the Sale Offer.

The Bond owner undertakes not to withdraw the submitted Sale Offers and not to take actions that might result in rejecting Sale Offers, including breach of the Section Rules.

If it is impossible to purchase Bonds on MICEX pursuant to this Offer due to MICEX reorganization or liquidation, or by requirements of applicable legislation, the Issuer shall appoint another arranger of trading on securities market through which the Bond sale-purchase deals shall be closed. Bond purchase in the latter case shall be performed pursuant to rules of procedures and internal regulations governing operations of such trading arranger on securities market.

If the trading arranger on the securities market closing bond sale-purchase deals is changed, the Issuer shall publish information about the new trading arranger on the securities market to effect closing of the Bond sale-purchase deals. The information shall contain the following:

- the full and abbreviated name of the trading arranger on securities market;
- its location;
- license data: license number, date of issue, issuing authority;
- arrangements of purchasing the Bonds.

The information disclosure shall be effected by the Issuer within the following timeline, starting from the date of passing a decision to replace the trading arranger on securities market for closing the Bond sale-purchase deals:

- in Interfax and AK&M newsline: not later than 1 day;
- posting on Internet page http://www.centertelecom.ru/index.html?d=64: not later than 3 days;
- in the Russian daily Rossiiskaya Gazeta: not later than 6 days,

but not later than 7 (seven) days before the Bond Purchase Date set by the Board of Directors of the Issuer.

The Issuer shall not be liable for performance of this Offer or held responsible for undue performance of its obligations toward the Bond owners not complying with terms and conditions hereof.

2. Purchase price of the Bonds

The purchase price of the Bonds is defined as the sum of the following two values:

1. 100% (one hundred percent) of the Bonds face value, and
2. accrued coupon income on the Bonds calculated as on the Purchase Date under the Offer according to the procedure set out in the Decision on the bond issue and Prospectus of Securities

issue, approved by the Board of Directors of JSC CenterTelecom on April 28, 2004, Minutes #33 of May 5, 2004

3. Closing deals

The Bond purchase deals on terms and conditions of this Offer shall be conducted in the Section according to the Section Rules from **16.00 till 18.00 local Moscow time** by submitting by the Bond Purchase Agent of specific Bond purchase bids matching Sale Offers put in accordance with Par. 1 hereof and remaining in the trading system of the Section by the time of closing the deal.

If Bonds are purchased under terms and conditions hereof, the Bonds shall be repaid in cash by bank remittances in the currency of the Russian Federation according to settlement rules of the securities market section of Private JSC MICEX.

4. No assignment of the right to claim

There shall be no assignment of the right to claim in respect of the deals made by acceptance of this Offer.

5. Arbitration clause

Any dispute and conflicts arising in connection with this Offer and from deals made by acceptance hereof shall be resolved according to effective legislation of the Russian Federation in the domicile of the Issuer.

R. Amaryan
General Director
Joint-Stock Central Telecommunication Company
August 10, 2004